Exhibit 99.3

Hallmark Financial Services, Inc. 777 Main Street, Suite 1000 Fort Worth, TX 76102

January __, 2009

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Re:           SUAI

Dear ______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Specialty Underwriters’ Alliance, Inc. (the “Company”) in connection with the proxy solicitation that Hallmark Financial Services, Inc. (“Hallmark”), and certain of its affiliates, are considering undertaking to elect directors (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter agreement will set forth the terms of our agreement.

Hallmark agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this letter agreement; provided further, that all of Hallmark’s indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Hallmark prompt written notice of such claim or Loss (provided that failure to promptly notify Hallmark shall not relieve it from any liability which it may have on account of this letter agreement, except to the extent Hallmark shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Hallmark will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  Hallmark may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.  Notwithstanding anything to the contrary set forth in this letter, Hallmark shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without Hallmark’s prior written approval.  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of Hallmark, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of Hallmark, any confidential, proprietary or non-public information (collectively, “Information”) of Hallmark or its affiliates, which you have heretofore obtained or may obtain in connection with your role as a nominee of Hallmark.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Hallmark or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Hallmark so that Hallmark or any representative thereof may seek a protective order or other appropriate remedy or, in Hallmark’s sole discretion, waive compliance with the terms of this letter agreement.  In the event that no such protective order or other remedy is obtained or Hallmark does not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of Hallmark and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Hallmark and, upon the request of a representative of Hallmark, all such information shall be returned or, at Hallmark’s option, destroyed by you, with such destruction confirmed by you to Hallmark in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

Hallmark Financial Services, Inc.

By:
	Name:	Mark Schwarz
	Title:	Executive Chairman

ACCEPTED AND AGREED:

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